SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

            SEC File Number                       CUSIP NUMBER
               0-17594                              02341M204

(Check One):
[X] Form 10-K and Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F
            [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For Period Ended:  August 31, 1998
                   ------------------------------------------------------
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:
                                -----------------------------------------

Read attached instruction sheet before preparing form.  Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form
                                                        -----------------
Part I.  Registrant Information
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Full name of registrant    USA Biomass Corporation
                           ----------------------------------------------

Former name if applicable  AMCOR Capital Corporation
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Address of principal executive office (Street and number)
                          52300 Enterprise Way
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City, State and Zip Code  Coachella, California 92236
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Part II.  Rule 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (C) the accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

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Part III.  Narrative
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   State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F,
10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

   The Company's Form 10-KSB could not be filed within the prescribed time period due to time constraints brought on by the resolution of classifi-cation, disclosure, and quantification issues related to proposed discontinued operations. The issues have caused a delay in the preparation of the financial statements and related disclosures which, when completed, will enable filing of the Form 10-KSB.

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Part IV.  Other Information
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   (1) Name and telephone number of person to contact in regard to this notification

   Eugene Tidgewell                         (760)         398-9520
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   (name)                                (Area code) (Telephone number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? if the answer is no, identify report(s).
                                               [X] Yes   [ ] No
   (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [X] Yes   [ ] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           USA Biomass Corporation
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 30, 1998            /s/Eugene W. Tidgewell
                                    --------------------------------
                                    Eugene W. Tidgewell,
                                     Chief Financial Officer
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Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




Part II (b).




                                    KELLY & COMPANY




November 30, 1998





Board of Directors
USA Biomass Corporation
52-300 Enterprise Way
Coachella, CA 92336

Gentlemen:

This letter is to inform you that we are unable to complete the audit of your financial statements for the fiscal year ended August 31, 1998, by the filing deadline because we are awaiting the valuations of assets and certain other information from your accounting department.

Truly yours,


/s/Kelly & Company                            /S/Gerald T. Kelly
------------------                            ------------------
Kelly & Company                               Gerald T. Kelly

Part IV (3).





   The Company is in the process of determining whether to discontinue certain of its operations, in order to focus on expansion of its green waste and other biomass related operations. Although the Company has not completed its analysis of the financial impact of any proposed discontinued operations, the Company estimates that for the fiscal year ended August 31, 1998, it will report a net loss exceeding $7,000,000, due in large part to a one-time charge for the recognition of impaired real estate values. During the fiscal year ended August 31, 1997, the Company reported net income of $2,176,366.